EXHIBIT 99.1

February 5, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING PROVIDES MARICUNGA PROJECT UPDATE

 Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to provide an update on developments at the Maricunga Project in Chile. The Maricunga joint-venture continues to advance towards the completion of a Definitive Feasibility Study (DFS) which is anticipated in Q3/2018.

Maricunga Update

Minera Salar Blanco (MSB) has provided an update on the ongoing advancements at the Maricunga lithium project in Chile. Minera Salar Blanco is a joint-venture company owned by Bearing Lithium (17.7%), Minera Salar Blanco SpA (32.3%) and Lithium Power International (50%). Under the terms of the JV, Lithium Power is funding all exploration and development costs with both Bearing and MSB having a free carry through to the completion of a definitive feasibility study.

Minera Salar Blanco reports that work with Veolia, GEA, Andritz, and FLSmith continue to advance with pilot plant testwork on lithium-rich brine from the Maricunga project. The first stage of the processing has been completed, as previously reported, with brine reaching a 5% lithium concentration. The second stage of processing, which involves the production of lithium carbonate and potash, is expected to be completed in Q1/2018. Process testwork is well advanced with optimizations to the brine polishing sequence anticipated in the coming months.

The Environmental Impact Assessment (EIA) is well advanced and is anticipated to be submitted by Q2/2018. The environmental baseline studies have been completed on site and information is being document for inclusion in the EIA. The hydrogeological model for the salar has advanced significantly, with the conceptual, numerical and two-dimensional models having been completed and the calibration of the three-dimensional model currently underway. The hydrogeological model, which will allow for the definition of a mineral reserve from the recently upgraded project brine resource, is anticipated to be completed in Q1/2018.

The joint-venture is well advanced regarding securing access to key infrastructure for the project, including existing grid electricity infrastructure and water supply options. The project is well supported with existing infrastructure, being located beside a well maintained international highway to Argentina and having cellular phone coverage. The project is three hours from the mining support centre of Copiapo, where a wide range of support services to the mining industry are available.

The joint-venture has identified the local community groups in the vicinity of the project and has been working with them throughout 2017. The local municipalities have also been engaged to make them aware of the possible outcomes of the project in their areas.

Jeremy Poirier, President and CEO of Bearing Lithium commented: “The Maricunga project has made significant advancements under the leadership of Minera Salar Blanco, the operating company of the joint-venture. The project remains on a de-risking pathway to develop the Maricunga project through the production of lithium carbonate and potash samples in Q1/2018, the finalization of the groundwater model and submission of the Environmental Impact Assessment (EIA) in Q2/2018, and the delivery of the Definitive Feasibility Study (DFS) in Q3/2018.”

Qualified Person

Rob Cameron, P.Geo., who is a technical consultant to the Company and is a qualified person within the context of National Instrument 43-101, has approved the scientific and technical disclosure in the news release.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q3/2018, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

 This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.